Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT ELBIT MEDICAL TECHNOLOGIES COMPLETES EARLY INSTITUTIONAL INVESTORS TENDER WITH RESPECT TO A PUBLIC OFFERING OF CONVERTIBLE NOTES IN ISRAEL

Tel Aviv, Israel, February 14, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that its subsidiary, Elbit Medical Technologies Ltd. ("Elbit Medical"), informed the Company that Elbit Medical completed the institutional and classified investors bidding (the "Institutional Tender") in connection with its issuance on the Tel Aviv Stock Exchange of a new Series of notes convertible into ordinary shares secured by a lien on a portion of Elbit Medical's holdings in Insightec Ltd. and Gamida Cell Ltd. ("the Notes").

In the Institutional Tender, the Company received early commitments for the purchase of Notes in the aggregate amount of NIS 173 million par value, at an initial issuance price of NIS 1,000 per unit of NIS 1,000 par value of Notes.

The date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a Complementary Notice in Hebrew.

The Notes will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of Elbit Medical Ltd.'s outstanding share capital (88.68% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets;(ii) Medical industries and devices for(a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact

Ron Hadassi

CEO & Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com